Exhibit 99.21

Q3 2014

Management Discussion and Analysis

Of Financial Condition and Results of Operations

For the Three and Nine Months Ended March 31, 2014 and March 31, 2013

(Unaudited)

MANAGEMENT DISCUSSION AND ANALYSIS

The following Management Discussion & Analysis (“MD&A”) prepared as of May 13, 2014, should be read in conjunction with DHX Media Ltd.’s (the “Company” or “DHX”) unaudited interim condensed consolidated financial statements and accompanying notes for the three and nine months ended March 31, 2014 and 2013, as well as the Company’s latest annual MD&A (“2013 Annual MD&A”) and audited consolidated financial statements for the years ended June 30, 2013 and 2012 (as found on www.sedar.com or on DHX’s website at www.dhxmedia.com). The unaudited interim condensed consolidated financial statements and accompanying notes for the three and nine months ended March 31, 2014 and 2013 have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The Company’s auditors, Pricewaterhouse Coopers LLP, have not reviewed the unaudited interim condensed consolidated financial statements and accompanying notes for the three and nine months ended March 31, 2014 and 2013.

DHX is a public company incorporated under the Canadian Business Corporations Act whose common shares are traded on the Toronto Stock Exchange (“TSX”) admitted on May 19, 2006 (symbol DHX). Additional information relating to the Company can be found on its website at www.dhxmedia.com or on SEDAR at www.sedar.com.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the CICA Handbook. Figures in this MD&A are shown as millions (for example, $100,000 is shown as $0.10 million) and are approximate and have been rounded to the nearest ten thousand.

This MD&A contains certain forward-looking statements, which reflect DHX management’s (“Management”) expectations regarding the Company’s growth, results of operations, performance, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements, or other future events constitute forward-looking statements. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “pursue”, “continue”, “seek”, or “potential” or the negative or other variations of these words, or other similar words or phrases, have been used to identify these forward-looking statements. These statements reflect Management’s current beliefs and are based on information currently available to Management.

Forward-looking statements involve significant risk, uncertainties, and assumptions. Many factors could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based on what Management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances. Many factors could cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates, and technology changes. An assessment of the risks that could cause actual results to materially differ from current expectations is contained in the “Risk Assessment” section of this MD&A and the 2013 Annual MD&A, as well as “Risk Factors” section of the Company’s recently filed “Preliminary Short Form Prospectus”.

The foregoing is not an exhaustive list and other risks are detailed from time to time in other continuous disclosure filings of the Company, including, among other filings, the Company’s recent “Management Information Circular”. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, or expected.

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Business of the Company

DHX is a leading independent supplier, distributor, and licensor of television and film productions. The Company was originally the result of the combination of The Halifax Film Company Limited (“Halifax Film”) and Decode Entertainment Inc. (“Decode”) during Fiscal 2006 and at the time of initial public offering. Since that time DHX has grown organically and through the following business acquisitions:

•	Studio B Productions (“Studio B”) on December 4, 2007;
•	imX Communications Inc. (“imX”) on July 20, 2008;
•	W!ldbrain Entertainment Inc. (“DHX Wildbrain”) on September 14, 2010;
•	Cookie Jar Entertainment (“DHX Cookie Jar”) on October 22, 2012;
•	Ragdoll Worldwide Ltd. (“Ragdoll”) on September 13, 2013 (see Ragdoll Acquisition section of this MD&A for further details);
•	Epitome Pictures and related companies (“Epitome”) on April 3, 2014 (see Epitome Acquisition section of this MD&A for further details);
•	Family Channel (“Family Channel”) announced on November 27, 2013, pending CRTC approval (see Family Channel Acquisition section of this MD&A for further details).

The Company produces, distributes, and exploits the rights for television and film programming. DHX’s primary focus is on children’s, youth, and family (collectively “Children’s and Family”) productions because of the international sales potential and longer-term and multiple revenue streams that this genre of programming provides. Children’s and Family programming travels across cultures more easily than other genres and can therefore be sold into numerous markets, typically has a longer lifespan than other genres, and can be leveraged for library and distribution revenues and merchandising and licensing revenues.

DHX’s content library includes more than 10,000 half hours of award winning programming. DHX is recognized for brands such as Caillou, Yo Gabba Gabba!, Richard Scarry’s Busytown Mysteries, Inspector Gadget, Johnny Test, Animal Mechanicals, Kid vs. Kat, Super WHY!, Teletubbies, In the Night Garden, and Degrassi. DHX’s European licensing brand representation agency business, Copyright Promotions Licensing Group, (“CPLG”), represents numerous entertainment, sport and design brands. The Company’s prime-time production slate also includes notable achievements in the comedy genre, including the award-winning Canadian prime-time comedy series This Hour Has 22 Minutes, which is produced for the CBC and is in its 22nd season. DHX has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich, and the Netherlands.

Revenue Model

The Company earns revenues primarily from six categories: 1) proprietary production, which includes Canadian and other rights proprietary programs, 2) distribution (including digital distribution) of its proprietary and third party acquired titles, 3) producer and service fees, which includes production services for third parties, 4) merchandising and licensing (“M&L”) for owned brands and music and royalties (including, among others, Yo Gabba Gabba, Caillou, Richard Scarry’s Busytown Mysteries, Johnny Test, Teletubbies, and In the Night Garden), 5) M&L represented through CPLG, and 6) other revenues which includes new media revenue and rental of studios and office facilities.

The Company is able to generate revenue from productions by licensing its initial broadcast rights and pre-licensing of territories for its programs. Production revenues include the initial broadcast license revenues and any pre-sales or advances included in the initial financing of the production of a film and television program. Once a production is completed and delivered, the program is included in the Company’s library of film and television programming. Further revenue from exploitation of the program is included in distribution revenue if it relates to television licences and in M&L if it relates to royalties or revenues generated from non-television licenses (including home entertainment). The Company also generates revenue from programs in which it retains Canadian and other limited participation rights and, in certain instances, from production services for productions whose copyright is owned by third parties.

Production Revenue

The Company derives proprietary production revenues, which includes other proprietary titles with Canadian and other rights, from the grant of initial broadcast rights for the initial showing of commissioned productions and pre-licensing of territories. These fees are typically collected partially upon commissioning of a production, during production, and finally once a completed production is delivered for broadcast, and at some point in time after delivery as a holdback (See note 3 of the audited consolidated financial statements for the years ended June 30, 2013 and 2012 for details on revenue recognition).

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Distribution Revenue

The Company is able to retain or obtain the ownership rights to its proprietary, other proprietary titles, and third party acquired titles, which permits the Company to generate further revenues from the distribution of the Company’s productions. In addition to generating revenues from the sale of initial broadcast rights, the Company is able to concurrently generate revenues from the sale of broadcast rights in other jurisdictions and on other platforms (such as DVD, home entertainment, and digital platforms) for specified periods of time. Distribution revenue also includes theatrical and other revenues generated on its feature films and movies of the week (“MOW’s”).

Producer and Service Fee Revenue

Producer and service fee revenue includes revenue accounted for using the percentage of completion method for service and corporate overhead fees earned for producing television shows and MOW’s.

M&L-Owned, (Including Music and Other Royalties)

M&L for owned brands and other various licensing royalties includes revenues from DHX’s proprietary brands (among others, Yo Gabba Gabba!, Caillou, Johnny Test, Teletubbies, and In the Night Garden) and revenues earned on music publishing rights, music retransmission rights, and other royalties.

M&L-Represented

M&L-represented includes revenues earned from CPLG. CPLG is an agency business (acquired as part of the Cookie Jar acquisition) based in Europe that earns commissions on M&L from representing independently owned brands from film studios and other third parties.

Other Revenue

Other revenue includes new media revenues earned on new media and interactive games and apps, and revenue earned from rental of studios, equipment, and office facilities.

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SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The summary consolidated financial information set out below for the three and nine months ended March 31, 2014 and 2013 has been prepared in accordance with IFRS, and is derived from the Company’s unaudited interim condensed consolidated financial statements and accompanying notes for the three and nine months ended March 31, 2014 and 2013, and can be found at www.sedar.com or DHX’s website atwww.dhxmedia.com. Each reader should read the following information in conjunction with those statements and the related notes.

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
($000, except per share data)
Consolidated Statements of Income and Comprehensive Income (Loss) Data:[1]
Revenues	29,029	31,227	86,386	71,100
Direct production costs and expense of film and television produced	(10,675)	(15,322)	(33,726)	(34,313)
Expense of book value of acquired libraries	(868)	(1,492)	(2,090)	(2,966)
Gross margin[2]	17,486	14,413	50,570	33,821
Selling, general, and administrative[3]	(8,279)	(8,968)	(24,890)	(22,379)
Write-down of certain investment in film and television programs	-	-	(190)	-
Share of loss of associates	-	(91)	-	(172)
Amortization, finance and other expenses, net[4]	(7,110)	(3,727)	(15,924)	(9,122)
Provision for income taxes	(295)	(721)	(2,795)	(1,027)
Net income	1,802	906	6,771	1,121

Cumulative translation adjustment	(144)	(490)	440	(875)
Realized loss on available for sale investments	-	-	-	29
Change in fair value of available-for-sale investments, net of tax	-	-	-	(135)
Comprehensive income (loss)	1,658	416	7,211	140
Basic earnings per common share	0.02	0.01	0.06	0.01
Diluted earnings per common share	0.02	0.01	0.06	0.01
Weighted average common shares outstanding (expressed in thousands)
Basic[5]	116,191	102,124	108,989	81,715
Diluted[5]	119,378	105,191	112,944	84,259

Normalized net income[6]	2,580	2,726	8,767	5,893
Basic normalized earnings per common share[6]	0.02	0.03	0.08	0.07
Diluted normalized earnings per common share[6]	0.02	0.03	0.08	0.07

	As at March 31,	As at June 30,
	2014	2013
Consolidated Balance Sheet Data:
Cash and restricted cash	30,311	13,918
Investment in film and television programs	135,785	116,994
Total assets	386,441	325,435
Total liabilities	178,681	162,560
Shareholders' equity	207,760	162,875

1The financial information for the three months ended March 31, 2014 in the table includes full results for all segments. The financial information for the nine months ended March 31, 2014 in the table includes full results for all segments except Ragdoll, which only had 200 days of financial activity. The financial information for the three months ended March 31, 2013 in the table includes full results for all segments except Ragdoll, which is excluded as it was prior to its acquisition. The financial information for the nine months ended March 31, 2013 in the table includes full results for all segments except Cookie Jar, which includes only 160 days of activity, and Ragdoll, which is excluded as it was prior to its acquisition.

2Certain of the comparative Non-GAAP Financial Measures (“NGFM”) are adjusted for all necessary adjustments, consisting of normal recurring adjustments and any changes in the current definition of NGFM (see “Use of Non-GAAP Financial Measures” section of this MD&A for further details).

3SG&A for the three and nine months ended March 31, 2014 includes severance, lease, and contract breakage costs of nil and nil respectively (March 31, 2013- $1.51 million and $3.51 million respectively.

4Other costs for the three and nine months ended March 31, 2014 include Ragdoll, Epitome, and Family Channel acquisition costs of $347 and $2,087 respectively (March 31, 2013-Cookie Jar acquisition costs of $2,792 and $7,122 respectively), lease and contract breakage costs of $290 and $290 respectively (March 31, 2013-nil and nil respectively), and non-recurring write down of development contracts of $475 and $475 respectively (March 31, 2013-nil and nil respectively).

5The number of weighted average common shares outstanding for basic for Q3 2014 and Nine Months 2014 were 116,191 and 108,989 respectively (Q3 2013 – 102,124 and Nine Months 2013 – 81,715 respectively). The number of weighted average common shares outstanding for diluted for Q3 2014 and Nine Months 2014 were 119,378 and 112,944 respectively (Q3 2013 – 105,191 and Nine Months 2013 – 84,259).

6Normalized net income for the Q3 2014 and Nine Months 2014 are net income of $1,802 and $6,771 respectively (2013-$906 and $1,121 respectively) adjusted for charges related to the Ragdoll and Family Channel acquisitions of $778 and $1,996 respectively, net of tax effect of $334 and $856, (2013-Cookie Jar acquisition costs of $1,820 and $4,772 respectively, net of tax effect of $972 and $2,350). Basic normalized earnings per common share is computed by dividing normalized net income for Q3 and Nine Months 2014 of $2,580 and $8,767 respectively 2013-$2,726 and $5,893 respectively) by basic weighted average common shares outstanding of 116,191 and 108,989 respectively (2013-102,124 and 81,715 respectively). Diluted normalized earnings per common share is computed by dividing normalized net income for Q3 and Nine Months 2014 of $2,580 and $8,767 respectively (2013-$2,726 and $5,893 respectively) by diluted weighted average common shares outstanding of 119,378 and 112,944 respectively (2013-105,191 and 84,259 respectively). Please see EBITDA and Adjusted EBITDA section of this MD&A for further details.

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Results for the nine months ended March 31, 2014 (“Nine Months 2014”) compared to the nine months ended March 31, 2013 (“Nine Months 2013”)

Revenues

Revenues for Nine Months 2014 were $86.39 million, up 22% from $71.09 million for Nine Months 2013. The increase in Nine Months 2014 was due to significantly higher distribution revenue (generally driven by the proliferation of new digital buyers), a significant increase in proprietary production revenue, and increases in M&L-represented (including the addition of CPLG) and was offset by a decrease in M&L-owned related to the previously reported decision to rest and refresh the Yo Gabba Gabba! Live! tour and by decreases in producer and service fee and new media revenues.

Proprietary production revenues: Proprietary production revenues for Nine Months 2014 were $21.72 million, an increase of 132% compared to $9.37 million for Nine Months 2013. The 132% overall increase was 42% from acquisitive growth from DHX Cookie Jar, which contributed $6.87 million and organic growth of 90% or a contribution of $14.85 million (see delivery chart below for further details).

For Nine Months 2014, the Company added 127.0 half-hours to the library, up 98% from 64.0 half-hours for Nine Months 2013. The breakdown for Nine Months 2014 is 115.0 half-hours - $21.72 million of proprietary film and television program production revenue versus the 41.0 half-hours for Nine Months 2013, where the programs have been delivered and the license periods have commenced for consolidated entities and 12.0 half-hours in intellectual property (“IP”) rights for third party produced titles (23.0 half-hours in Nine Months 2013). Nine Months 2014 proprietary deliveries were in line with scheduled deliveries and Management’s expectations.

DHX continued to strategically target third party produced titles for IP rights. As noted above, for Nine Months 2014, the Company added to the library 12.0 half-hours for SheZow. For Nine Months 2013, the Company added 2.0 half-hours for Deadtime Stories, 13.0 half-hours for Rastamouse, and 8.0 half-hour for SheZow.

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The breakdown for content library deliveries (including proprietary deliveries and deliveries on IP rights for third party produced titles) and dollar value subtotals per category for Nine Months 2014 and Nine Months 2013 was as follows:

		Nine Months 2014		Nine Months 2013
Category and Title	Season or Type	$ Million	Half-hours	$ Million	Half-hours
Children's and Family:

Proprietary
Dr. Dimensionpants	I		6		-
Ella the Elephant	I		17		2
Hank Zipzer	I		13		-
Johnny Test	V		-		N/A	[1]
Johnny Test	VI		5		7
Monster Math Squad	I		-		N/A	[1]
Monster Math Squad	II		-		10
Mudpit	I		-		N/A	[1]
Packages from Planet X	I		16		-
You & Me - Hooray for Play	Pilot		1		-
Subtotals		$14.64	58	$2.37	19

Other Proprietary Titles with Canadian and Other Rights
Doozers	I		26		N/A	[1]
Subtotals		$0.41	26	$2.65	-

Third Party Produced Titles with IP Rights
Deadtime Stories			-		2
Rastamouse			-		13
SheZow			12		8
Subtotals			12		23

Total Children's and Family		$15.05	96	$5.02	42

Comedy:

Proprietary
Comedy Pilot (CBC)	Pilot		-		1
Satisfaction	I		10		-
This Hour Has 22 Minutes	XX		-		21
This Hour Has 22 Minutes	XXI		21		-
Total Comedy		$6.67	31	$4.35	22

Total Proprietary		$21.31	89	$6.72	41
Total Other Proprietary Titles with Canadian and Other Rights		$0.41	26	$2.65	-
Total Third Party Produced Titles with IP Rights		$-	12	$-	23
		$21.72	127	$9.37	64

1N/A – Not applicable as deliveries of half-hours have either already been counted when title delivered in the first instance or in the case of the shows using percentage of completion method, may not yet be delivered.

Producer and service fee revenues: For Nine Months 2014, the Company earned $14.45 million for producer and service fee revenues, a decrease of 13% versus the $16.55 million for Nine Months 2013. This was due to Management’s 2013 decision to wind down its LA service studio and focus on its higher margin animation studios in Canada. The decrease is also due to increasing proprietary production (as noted above), specifically in producing animation in the Company’s Vancouver studio, which has utilized more capacity for proprietary shows and less for service shows. Management expects to be in line with previously disclosed 2014 expectations.

Distribution revenues: For Nine Months 2014, Management is pleased to report distribution revenues were up 50% to $26.27 million from $17.52 million for Nine Months 2013, primarily due to the continuing growth of new digital customers, platforms, and territories. For Nine Months 2014, the Company closed significant deals, among others previously announced, as follows: Discovery Communications LLC, NCircle Entertainment, Rogers Broadcasting, Hub Television Networks LLC, Netflix, BBC, UYoung Culture & Media Co. Limited, and TVN Entertainment Corporation. Also included in these figures are advertising and subscription video on demand (“VOD”) revenues, from our evolving Google (YouTube.com) relationship. The net amounts received for Nine Months 2014 were $2.05 million (Nine Months 2013-nil).

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M&L-owned (including music and other royalty revenues): For Nine Months 2014, M&L-owned decreased 32% to $12.83 million (Nine Months 2013-$18.73 million). For Nine Months 2014, Yo Gabba Gabba! Live! revenues were down 69% to $3.14 million (Nine Months 2013-$10.00 million) due to Management’s previously reported decision to rest the tour for spring 2014 (see “Yo Gabba Gabba! Live! Tour Schedule Update” section of the MD&A for further details). For Nine Months 2014, other Yo Gabba Gabba! M&L was $1.94 million, down 46% from $3.61 million for Nine Months 2013, generally due to timing of renewals of licensing deals and the transition of certain licenses. Management sees these as expected timing and transition delays (see Outlook section for revised 2014 expectations).

The remaining M&L-owned was $7.75 million, up 51% (46% organic revenue growth and 5% acquisitive revenue growth from the addition of DHX Cookie Jar and Ragdoll) as compared to $5.12 million for Nine Months 2013. Organic growth was driven by increases in music and other royalties as the Company continues to have success in finding new ways to monetize its library.

M&L-represented revenues: For Nine Months 2014, M&L-represented revenue was $8.98 million up 85% overall (Nine Months 2013-$4.85 million for 160 days of activity) and specifically up 8% per day period over period. Management expects to be slightly ahead of previously disclosed 2014 expectations (see Outlook section of this MD&A for revised 2014 expectations).

New Media and Rental revenues: For Nine Months 2014, new media revenues decreased 45% to $2.14 million (Nine Months 2013-$3.89 million) based primarily on scheduled timing of certain UMIGO deliverables, which is off original 2014 expectations. For Nine Months 2014, rental revenues were nil, versus Nine Months 2013 of $0.18 million, as a result of the elimination of rental revenues of studio and office facilities to third parties of the Company’s Toronto office and disposal of the Company’s Halifax building in Q3 2013.

Gross Margin

Gross margin for Nine Months 2014 was $50.57 million, an increase in absolute dollars of $16.75 million or 50% compared to $33.82 million for Nine Months 2013. DHX is pleased to report the overall gross margin for Nine Months 2014 at 59% of revenue was above the high-end of Management’s expectations, driven by strong margins on new digital distribution deals, proprietary production, and M&L-owned revenues. Gross margin for Nine Months 2014 was calculated as revenues of $86.39 million, less direct production costs and expense of investment in film of $33.73 million and $2.09 million expense of book value of acquired libraries, (Nine Months 2013-$71.10 million less $34.31 million and less $2.97 million, respectively).

For Nine Months 2014, the margins for each revenue category in absolute dollars and as a margin percentage were as follows: production revenue margin of $8.64 million or 40%, net producer and service fee revenue margin of $5.99 million or 41%, distribution revenue margin of $19.09 million or 73% ($11.90 million or 45% when the remaining $7.19 million for the expense of acquired libraries below the line is removed), M&L-owned margin was $7.42 million or 58%, M&L-represented revenue margin was $8.98 million or 100%, and new media margin of $0.45 million or 21%.

Production margin at 40%, based on product delivery mix, was on the high-end of Management’s expectations. Producer and service fee margins can vary greatly and at 41% (as compared to 36% for Nine Months 2013) is at the high-end of Management’s expectations. Distribution margin can fluctuate greatly from title-to-title and at 73% is at the high-end of Management’s expectations.

Operating Expenses (Income)

SG&A

SG&A costs for Nine Months 2014 were up 11% at $24.89 million compared to $22.38 million for Nine Months 2013. The increase in SG&A in Nine Months 2014 is mainly due to the full inclusion of $8.80 million for Nine Months 2014 (Nine Months 2013-$6.77 million for 160 days activity) for DHX Cookie Jar and $0.53 million for Ragdoll from 200 days of activity for Nine Months 2014 (Nine Months 2013-nil). SG&A includes $1.16 million in non-cash share-based compensation (Nine Months 2013-$0.98 million). When adjusted, cash SG&A at $23.73 million is in line with Management’s Nine Months 2014 SG&A expectations.

Amortization and Expense of Acquired Libraries, Below the Line

For Nine Months 2014, amortization and expense of acquired libraries was up 141% to $11.56 million (Nine Months 2013-$4.80 million). For Nine Months 2014, the expense of acquired libraries was up to $7.19 million due to the Cookie Jar and Ragdoll acquisitions (Nine Months 2013-$1.49 million). This expense is shown below the line as it relates to the library titles that have a maximum 20 year life for expense purposes, have minimal ongoing cash costs associated with selling, and are viewed as long-term assets [note-the balance of expense of acquired library of $2.09 million (Nine Months 2013-$2.97 million) is shown as a reduction of gross margin noted above]. For Nine Months 2014, amortization of P&E was $1.42 million primarily due to the Cookie Jar and Ragdoll acquisitions and offset by the sale of the Company’s Halifax building (Nine Months 2013-$1.49 million). For Nine Months 2014, amortization of intangible assets was up 62% to $2.95 million primarily due to the Cookie Jar and Ragdoll acquisitions (Nine Months 2013-1.82 million).

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Development Expenses and Other Charges

During Nine Months 2014, there was $0.82 million for development expenses and other charges (Nine Months 2013-$1.78 million) and include $0.76 million of costs on non-recurring write down of development contracts as a result of the integration subsequent to the recent acquisitions.

Write-down of Certain Investments in Film and Television Programs

During Nine Months 2014, there was $0.19 million recorded for write-down of certain investments in film and television programs (Nine Months 2013-nil).

Acquisition Costs

During Nine Months 2014, there was $2.09 million for acquisition costs related to the purchase of Ragdoll, Epitome and the pending Family Channel acquisition (Nine Months 2013-nil). For Nine Months 2014, there were no amounts recorded for Cookie Jar acquisition costs (Nine Months 2013-$1.72 million).

Share of Loss of Associates

For Nine Months 2014, the Company recorded no amounts for its share of loss of associates for its investment in Tribal Nova as this investment was sold in Q4 2013 (Nine Months 2013-$0.17 million).

Realized Loss on Disposal of Short-term Investments

For Nine Months 2014, the Company recorded no amounts on disposal of short-term investments (Nine Months 2013-$1.05 million gain).

Finance Income (Expense)

For Nine Months 2014, the Company recorded net finance expense of $1.46 million versus $1.88 million net finance expense for Nine Months 2013. Nine Months 2014 net finance expense consists of $1.31 million for finance costs on long-term debt and capital leases (Nine Months 2013-$0.75 million), $0.30 million for finance and bank charges including interest on the revolving line of credit (Nine Months 2013-$0.34 million), interest accreted on deferred financing fees of $0.61 million (Nine Months 2013-$0.30 million), offset by a finance income of $0.08 million (Nine Months 2013-$0.18 million) and a foreign exchange gain of $0.68 million (Nine Months 2013-$0.67 million foreign exchange loss).

EBITDA and Adjusted EBITDA

For Nine Months 2014, EBITDA was $23.98 million, up $15.17 million or 172% versus $8.81 million for Nine Months 2013. For Nine Months 2014, Adjusted EBITDA was $26.83 million, up $10.90 million or 68% over $15.93 million for Nine Months 2013. For Nine Months 2014, Adjusted EBITDA includes add backs for charges, noted herein, relating to the Ragdoll, Epitome, and Family Channel costs totalling $2.85 million (Nine Months 2013-$7.12 million for Cookie Jar acquisition costs) and consists of acquisition costs of $2.09 million (Nine Months 2013-$1.72 million), no amounts for severance (Nine Months 2013-$3.51 million), non-recurring write down of development contracts of $0.76 million (Nine Months 2013-$1.50 million), and no amounts for warrants expense (Nine Months 2013-$0.39 million for Cookie Jar transaction charges).

Income Taxes

Income tax for Nine Months 2014 was an expense of $2.79 million (Nine Months 2013-$1.04 million tax expense) made up of $2.13 million expense (Nine Months 2013-$1.17 million expense) for current income tax and deferred income tax expense of $0.66 million (Nine Months 2013-$0.13 million recovery).

Net Income and Comprehensive Income (Loss)

For Nine Months 2014 net income was $6.77 million, compared to $1.12 million for Nine Months 2013, or an increase of 504% or $5.65 million in absolute dollars. For Nine Months 2014, net income normalized for Nine Months 2014 Ragdoll and Family Channel and other non-recurring charges of $2.00 million (net of 0.85 million tax effect) was $8.77 million ($0.08 adjusted basic and adjusted diluted earnings per share), up 49%, as compared to $5.89 million normalized net income for Nine Months 2013 adjusted for Cookie Jar Charges of $4.77 million (net of $2.35 million tax effect) ($0.07 adjusted basic and diluted earnings per share).

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Comprehensive income for Nine Months 2014 was $7.21 million, compared to $0.14 million for Nine Months 2013, or an increase of $7.07 million in absolute dollars.

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SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

The following table sets out selected consolidated financial information for each of the last eight quarters with the last one being the most recent quarter ended March 31, 2014. In the opinion of Management, this information has been prepared on the same basis as the unaudited interim condensed consolidated financial statements for the three and nine months ended March 31, 2014 and 2013, and the audited consolidated financial statements for the years ended June 30, 2013 and 2012 as filed on www.sedar.com or DHX’s website at www.dhxmedia.com, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements and the notes to those statements. The operating results for any quarter should not be relied upon as an indication of results for any future period.

	Fiscal 2014[1]			Fiscal 2013[1]				Fiscal 2012[1]
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
(All numbers are in thousands	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun
except per share data)	$	$	$	$	$	$	$	$

Revenue	29,029	30,355	27,002	26,163	31,227	26,358	13,515	14,409

Gross Margin[2]	17,486	17,821	15,263	14,910	14,413	13,984	5,424	5,819

EBITDA[2]	8,314	9,104	6,568	4,781	4,422	3,451	940	1,761

Adjusted EBITDA2 & 3	9,426	9,611	7,801	7,499	7,214	6,875	1,846	N/A

Net Income (Loss)	1,802	2,811	2,158	738	906	287	(72)	348

Comprehensive Income (Loss)	1,658	2,089	3,464	(1,313)	416	218	(494)	770

Basic Earnings Per Common Share	0.02	0.03	0.02	0.01	0.01	0.00	0.00	0.01

Diluted Earnings Per Common Share	0.02	0.03	0.02	0.01	0.01	0.00	0.00	0.01

Adjusted Basic Earnings Per Common Share[4]	0.02	0.03	0.03	0.03	0.03	0.03	0.01	N/A

Adjusted Diluted Earnings Per Common Share[4]	0.02	0.03	0.03	0.03	0.03	0.03	0.01	N/A

1The financial information for Q2 and Q3 2014 includes financial information for all DHX segments. Q1 2014 includes financial information for all DHX segments except Ragdoll, which only has 18 days of financial activity. The financial information for Q3 and Q4 2013 includes financial information for all DHX segments, except Ragdoll as this was prior to its acquisition. The financial information for Q2 2013 includes only 70 days activity for DHX Cookie Jar and no amounts for Ragdoll. The financial information for Q1 2013 and Q4 2012 included financial information for all DHX segments except DHX Cookie Jar and Ragdoll.

2Certain of the comparative Non-GAAP Financial Measures (“NGFM”) are adjusted for all necessary adjustments, consisting of normal recurring adjustments and any changes in the current definition of NGFM (see “Use of Non-GAAP Financial Measures” section of this MD&A for further details).

3The Q3 2014 Adjusted EBITDA figures shown above were adjusted for Ragdoll and Family Channel acquisition and non-recurring charges of $1.11 million (Q2 2014-Ragdoll and Family Channel charges of $0.51 million, Q1 2014-Ragdoll charges of $1.23 million, Q4 2013-Cookie Jar charges of $2.72 million, Q3 2013- Cookie Jar charges of $2.79 million, Q2 2013- Cookie Jar charges of $3.42 million, and Q1 2013- Cookie Jar charges of $0.91 million respectively) as management believes the adjusted figures to be a more meaningful indicator of operating performance (see “Reconciliation of Historical Results to EBITDA and Adjusted EBITDA” of this MD&A).

4Adjusted basic and diluted earnings per share for Q3 2014 have been calculated by adding back the Ragdoll and Family Channel and non-recurring charges of $0.78 million (net of $0.33 million tax effect) (Q2 2014-Ragdoll and Family Channel charges of $0.36 million (net of $0.15 million tax effect); Q1 2014-Ragdoll charges of $0.86 million (net of $0.37 million tax effect); Q4 2013-Cookie Jar charges of $1.78 (net of $0.94 million tax effect); Q3 2013- Cookie Jar charges of $2.06 million (net of $0.73 million tax effect); Q2 2013- Cookie Jar charges of $2.65 million (net of $0.77 million tax effect); Q1 2013-Cookie Jar charges of $0.91 million) to the period net income and dividing by the number of weighted average common shares outstanding for basic and diluted for each quarter (Q3 2014-116,191 and 119,378; Q2 2014-108,185 and 112,284; Q1 2014-102,778 and 106,515; Q4-2013-102,410 and 105,507; Q3 2013-102,124 and 105,191; Q2 2013-90,392 and 95,537; and Q1 2013-53,071 and 53,071 respectively).

N/A – not applicable as there were no adjustments in the corresponding period.

11

Results for the three months ended March 31, 2014 (“Q3 2014”) compared to the three months ended March 31, 2013 (“Q3 2013”)

Revenues

Revenues for Q3 2014 were $29.03 million, down 7% from $31.22 million for Q3 2013. The decrease was due to a $7.09 million decrease in Yo Gabba Gabba! Live! tour as a result of previously reported decision to rest and refresh the tour. When the Yo Gabba Gabba! Live! tour figures are adjusted out, revenue was up $4.9 million or 21 % over Q3 2013. The increase (excluding Yo Gabba Gabba! Live! tour) in Q3 2014 was due to significant increases in proprietary production revenue, producer and service fee revenue, distribution, and M&L-represented.

Proprietary production revenues: Proprietary production revenues for Q3 2014 were $5.94 million, an increase of 42% compared to $4.19 million for Q3 2013. The 42% overall increase was 1% from acquisitive growth from DHX Cookie Jar, which contributed $0.14 million and organic growth of 41% or a contribution of $5.80 million (see delivery chart below for further details).

For Q3 2014, the Company added 53.0 half-hours to the library versus 28.0 half-hours for Q3 2013. The breakdown for Q3 2014 is 53.0 half-hours - $5.94 million of proprietary film and television program production revenue versus the 19.0 half-hours for Q3 2013, where the programs have been delivered and the license periods have commenced for consolidated entities and no half-hours in intellectual property (“IP”) rights for third party produced titles (2.0 half-hours for Deadtime Stories and 7.0 half-hours for SheZow in Q3 2013). Q3 2014 proprietary deliveries were in line with scheduled deliveries and Management’s expectations.

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The breakdown for content library deliveries (including proprietary deliveries and deliveries on IP rights for third party produced titles) and dollar value subtotals per category for Q3 2014 and Q3 2013 was as follows:

		Q3 2014			Q3 2013
Category and Title	Season or Type	$ Million	Half-hours		$ Million	Half-hours

Children's and Family:

Proprietary
Dr. Dimensionpants	I		6			-
Ella the Elephant	I		N/A	[1]		2
Hank Zipzer	I		11			-
Johnny Test	VI		-			7
Subtotals		$3.92	17		$1.34	9

Other Proprietary Titles with Canadian and Other Rights
Doozers	I		26			-	[1]
Subtotals		$-	26		$0.89	-

Third Party Produced Titles with IP Rights
Deadtime Stories			-			2
SheZow			-			7
Subtotals			-			9

Total Children's and Family		$3.92	43		$2.23	18

Comedy:

Proprietary
This Hour Has 22 Minutes	XX		-			10
This Hour Has 22 Minutes	XXI		10			-
Total Comedy		$2.02	10		$1.96	10

Total Proprietary		$5.94	27		$3.30	19
Total Other Proprietary Titles with Canadian and Other Rights		$-	26		$0.89	-
Total Third Party Produced Titles with IP Rights		N/A	-		N/A	9
		$5.94	53		$4.19	28

1N/A – Not applicable as deliveries of half-hours have either already been counted when title delivered in the first instance or in the case of the shows using percentage of completion method, may not yet be delivered.

Producer and service fee revenues: For Q3 2014, the Company earned $5.66 million for producer and service fee revenues, an increase of 46% versus the $3.89 million for Q3 2013. In 2013 Management decided to wind down its LA service studio and focus on its higher margin animation studios in Canada and although it took a year, that decision is producing results as the Company is now seeing traction in growing the base back.

Distribution revenues: For Q3 2014, distribution revenues were up 42% to $9.83 million from $6.93 million for Q3 2013, primarily due to the continuing growth of new digital customers and territories. For Q3 2014, the Company closed significant deals, among others previously announced, as follows: Amazon EU SARL, DISH Network LLC, NCircle Entertainment, Discovery Communications Inc., Hub Television Networks LLC, and Netflix, Inc. Also included in these figures are advertising and subscription VOD revenues, from our evolving Google (YouTube.com) relationship. Q3 2014 net amounts received were $1.00 million (Q3 2013-nil).

M&L-owned (including music and other royalty revenues): For Q3 2014, M&L-owned decreased 73% to $3.27 million (Q3 2013-$12.18 million). For Q3 2014, Yo Gabba Gabba! Live! revenues were down 92% to $0.63 million (Q3 2013-$7.72 million), due to Management’s previously reported decision to rest the tour (see “Yo Gabba Gabba! Live! Tour Schedule Update” section of the MD&A for further details). For Q3 2014, other Yo Gabba Gabba! M&L was $0.34 million, down 70% from $1.12 million for Q3 2013, generally due to timing of renewals of certain licenses. Management expected these delays as the transition occurs and as it looks to add new content including a new tour (see Outlook section for revised M&L-owned 2014 Fiscal expectations).

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For Q3 2014, the remaining M&L-owned was $2.30 million, down 31% as compared to $3.34 million for Q3 2013 due to timing and unevenness of certain licenses and, specifically, large pickups in music and other royalties as experienced in the first half of 2014. This is evidenced by Nine Months 2014 M&L-owned (excluding Yo Gabba Gabba!) results being up 46% organically overall (see Outlook section for Management’s revised M&L-owned Fiscal 2014 expectations).

M&L-represented revenues: For Q3 2014, M&L-represented revenue was up to $3.37 million or 23% compared to Q3 2013 at $2.75 million, in line with Q3 2014 expectations as the UK and Europe continue to show signs of recovery.

New Media and Rental revenues: For Q3 2014, new media revenues decreased 23% to $0.96 million (Q3 2013-$1.24 million) based primarily on scheduled timing of certain UMIGO deliverables, which was off original 2014 expectations. After some production management changes, UMIGO is up to full speed and Q4 2014 should track to expectations. For Q3 2014, rental revenues were nil, versus Q3 2013 of $0.04 million, as a result of the elimination of rental revenues of studio and office facilities to third parties of the Company’s Toronto office and disposal of the Company’s Halifax building in Q3 2013.

Gross Margin

Gross margin for Q3 2014 was $17.48 million, an increase in absolute dollars of $3.07 million or 21% compared to $14.41 million for Q3 2013. DHX is pleased to report the overall gross margin for Q3 2014 at 60% of revenue which was above the high-end of Management’s expectations, driven by a strong quarter for margins on new digital distribution deals, and producer and service fee margins. Gross margin for Q3 2014 was calculated as revenues of $29.03 million, less direct production costs and expense of investment in film of $10.68 million and $0.87 million expense of book value of acquired libraries, (Q3 2013-$31.22 million less $15.32 million and less $1.49 million, respectively).

For Q3 2014, the margins for each revenue category in absolute dollars and as a margin percentage were as follows: production revenue margin of $1.65 million or 28%, net producer and service fee revenue margin of $2.26 million or 40%, distribution revenue margin of $7.99 million or 81% ($3.84 million or 39% when the remaining $4.15 million for the expense of acquired libraries below the line is removed), M&L-owned margin was $2.01 million or 61%, M&L-represented revenue margin was $3.37 million or 100%, and new media margin of $0.20 million or 21%.

Production margin at 28%, based on product delivery mix, was slightly below the low-end of Management’s expectations. Producer and service fee margins can vary greatly and at 40% (as compared to 35% for Q3 2013) is above the high-end of Management’s expectations. Distribution margin can fluctuate greatly from title-to-title and at 81% is above the high-end of Management’s expectations.

Operating Expenses (Income)

SG&A

SG&A costs for Q3 2014 decreased 8% to $8.28 million compared to $8.97 million for Q3 2013. SG&A includes $0.22 million in non-cash share-based compensation (Q3 2013-$0.24 million). When adjusted, cash SG&A at $8.06 million was in line with Management’s quarterly SG&A expectations.

Amortization and Expense of Acquired Libraries, Below the Line

For Q3 2014, amortization and expense of acquired libraries was up 156% to $5.70 million (Q3 2013-$2.23 million). For Q3 2014, the expense of acquired libraries was $4.15 million, primarily due to the Cookie Jar and Ragdoll acquisitions (Q3 2013-$0.81 million, Cookie Jar only). This expense is shown below the line as it relates to the library titles that have a maximum 20 year life for expense purposes, have minimal ongoing cash costs associated with selling, and are viewed as long-term assets [note-the balance of expense of acquired library of $0.87 million (Q3 2013-$1.49 million) is shown as a reduction of gross margin noted above]. For Q3 2014, amortization of P&E was down 13% to $0.48 million primarily due to the Cookie Jar acquisition and offset by the sale of the Company’s Halifax building (Q3 2013-$0.55 million). For Q3 2014, amortization of intangible assets was up 23% to $1.07 million primarily due to the Cookie Jar and Ragdoll acquisitions (Q3 2013-$0.87 million, Cookie Jar only).

Development Expenses and Other Charges

During Q3 2014, there was $0.77 million recorded for development expenses and other charges (Q3 2013-$0.93 million) and include $0.76 million for non-recurring write down of development contracts.

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Acquisition Costs

During Q3 2014, there was $0.35 million for acquisition costs related to the purchase of Ragdoll and the pending Family Channel acquisition (Q3 2013-nil). For Q3 2014, there were no amounts recorded for Cookie Jar acquisition costs (Q3 2013-$0.35 million).

Share of Loss of Associates

For Q3 2014, the Company recorded no amounts for its share of loss of associates for its investment in Tribal Nova as this investment was sold in Q4 2013 (Q3 2013-$0.09 million).

Realized Loss on Disposal of Short-term Investments

For Q3 Months 2014, the Company recorded no amounts on disposal of short-term investments (Q3 Months 2013-$1.08 million gain).

Finance Income (Expense)

For Q3 2014, the Company recorded net finance expense of $0.29 million versus $1.30 million net finance expense for Q3 2013. Q3 2014 net finance expense consists of $0.48 million for finance costs on long-term debt and capital leases (Q3 2013-$0.42 million), $0.07 million for finance and bank charges including interest on the revolving line of credit (Q3 2013-$0.11 million), interest accreted on deferred financing fees of $0.21 million (Q3 2013-0.17 million), offset by a foreign exchange gain of $0.44 million (Q3 2013-$0.73 million foreign exchange loss) and finance income of $0.03 million (Q3 2013-$0.13 million).

EBITDA and Adjusted EBITDA

For Q3 2014, EBITDA was $8.31 million, up $3.89 million or 88% versus $4.42 million for Q3 2013. For Q3 2014, Adjusted EBITDA was $9.43 million, up $2.22 million or 31% over $7.21 million for Q3 2013. For Q3 2014, Adjusted EBITDA includes add backs for charges, noted herein, relating to the Ragdoll and the pending Family Channel acquisition costs and other non-recurring charges totalling $1.11 million (Q3 2013-$2.79 million for Cookie Jar acquisition and integration costs).

Income Taxes

Income tax for Q3 2014 was an expense of $0.29 million (Q3 2013-$0.72 million tax expense) made up of $1.43 million expense (Q3 2013-$1.52 million expense) for current income tax and deferred income tax recovery of $1.14 million (Q3 2013-$0.80 million recovery).

Net Income and Comprehensive Income

For Q3 2014 net income was $1.80 million, compared to $0.91 million for Q3 2013, or an increase of 98% or $0.89 million in absolute dollars. For Q3 2014, net income normalized for Q3 2014 Ragdoll and other non-recurring charges of $0.78 million (net of $0.33 million tax effect) was $2.58 million, ($0.02 adjusted basic and diluted earnings per share), down 5%, as compared to $2.73 million normalized net income for Q3 2013 for Cookie Jar Charges of $1.82 million (net of $0.97 million tax effect) ($0.03 adjusted basic and diluted earnings per share).

Comprehensive income for Q3 2014 was $1.66 million, compared to $0.42 million for Q3 2013, or an increase of $1.24 million in absolute dollars.

15

Liquidity and Capital Resources	March 31,	June 30,
	2014	2013
	$	$
	(Amounts in Thousands, Except Balance Sheet Ratios)

Key Balance She et Amounts and Ratios:
Cash, restricted cash, and short-term investments	30,311	13,918
Long-term assets	129,055	118,911
Working capital	150,277	93,741
Long-term and other liabilities	71,572	49,777
Working capital ratio (1)	2.40	1.83

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
	$	$	$	$
Cash Inflows (Outflows) by Activity:
Operating activities	(2,578)	(4,403)	2,769	(10,224)
Financing activities	(1,432)	4,078	44,238	6,472
Investing activities	(2,094)	4,865	(29,977)	4,896
Effect of foreign exchange rate changes on cash	395	781	606	(29)
Net cash inflows (outflows)	(5,709)	5,321	17,636	1,115
Adjusted Operating Activities[2]	2,497	1,101	4,727	11,880

(1)	Working capital ratio is current assets divided by current liabilities (see the unaudited interim condensed consolidated financial statements for the three and nine months ended March 31, 2014 and 2013).
(2)	For the three and nine months ended March 31, 2014, cash inflows from Adjusted Operating Activities were $2,497 and $4,727 (three and nine months ended March 31, 2013 – inflow of $1,101 and $11,880) calculated as cash outflows from operating activities of ($2,578) and inflows of $2,769 (2013-outflow of ($4,403) and ($10,224)) adjusted by repayment of interim production financing net of bank indebtedness changes related to production of $3,963 and ($894) (2013-proceeds from $2,712 and $14,982) and acquisition costs of $1,112 and $2,852 (2013-$2,792 and $7,122). See “Use of Non-GAAP Financial Measures” section of this MD&A for a definition of Adjusted Operating Activities.

Changes in Cash

Cash at March 31, 2014 was $30.28 million, as compared to $35.98 million and $12.64 million at December 31, 2013 and June 30, 2013 respectively. For the three months period ended March 31, 2014 the cash balance decreased $5.70 million when comparing it to the cash balance as at December 31, 2013.

For the nine months ended March 31, 2014, cash flows from operating activities were $2.77 million. Cash flows provided by operating activities were net income of $6.77 million and adding back non-cash items of amortization of P&E, intangible assets, unrealized foreign exchange loss, write-down of investment in film and television, share-based compensation, deferred income tax recovery, and net change investment in film and television programs of $1.42 million, $2.95 million, $0.42 million, $0.19 million, $1.16 million, $0.66 million, and $3.54 million respectively. Cash flows used in operating activities were $14.34 million for the net change in non-cash working capital balances related to operations.

For the nine months ended March 31, 2014, cash flows from financing activities were $44.24 million. Cash flows used in financing activities resulted from dividends paid of $3.63 million, change in long-term receivables and payables of $0.54 million, repayment of bank indebtedness of $1.87 million, repayment of other liability of $0.44 million, repayment of interim production financing of $8.33 million, and repayment of long-term debt and obligations under capital leases of $6.10 million. Cash flows from financing activities were provided by proceeds from issuing of common shares of $36.49 million, proceeds from employee share purchase loan and options of $2.58 million, decrease of deferred financing fees of $0.05 million, proceeds from long-term debt of $24.79 million, and a decrease in restricted cash of $1.24 million.

For the nine months ended March 31, 2014, cash flows used in investing activities were $29.98 million. Cash flows used in investing activities were $29.21 million for business acquisitions and acquisition of P&E of $0.77 million.

Working Capital

Working capital (“Working Capital”) represents the Company’s current assets less current liabilities. Working Capital increased by $56.54 million as at March 31, 2014 versus June 30, 2013.

Based on the Company’s current revenue expectations for Fiscal 2014, which are based on contracted and expected production, distribution, M&L, and other revenue, the Company believes cash generated from operations and existing resources will be sufficient to satisfy Working Capital needs for at least the next twelve months. Management believes the current Working Capital surplus totalling $150.28 million is sufficient to execute its current business plan.

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Syndicated Master Credit Agreement

Concurrently with the Cookie Jar closing, DHX entered into a new credit facility with a syndicate of Canadian banks led by Royal Bank Capital Markets that replaced the existing indebtedness of DHX and Cookie Jar, other than production-specific financing obtained by DHX and Cookie Jar’s subsidiaries. Subsequently, this facility was expanded by $25 million for the Ragdoll acquisition. The expanded Syndicated Master Credit Agreement consists of two senior secured credit facilities (the “Credit Facilities”) in an aggregate principal amount of up to $95 million, including a term loan credit facility in the aggregate amount of $75 million (the “Term Facility”) (March 31, 2014-$73.26 million), and a revolving loan credit facility in the aggregate amount of up to $20 million (the “Revolving Facility”) (March 31, 2014-$3.13 million). The Term Facility was used to repay certain indebtedness of DHX and its subsidiaries, including certain indebtedness of Cookie Jar assumed as part of the Cookie Jar Acquisition, the Ragdoll acquisition, and to pay fees and expenses incurred in connection with the Cookie Jar and Ragdoll acquisitions. The Credit Facilities can be drawn in Canadian dollars (“CDN”) as well as foreign currencies including Euros (“EUR”), British Pounds (“GBP”) or United States dollars (“USD”). As at March 31, 2014, the Term Facility was comprised of $43.35 million USD and £14.69 million and the Revolving Facility was comprised of £1.7 million and nil CDN. The Revolving Facility is available for working capital and general corporate purposes.

DHX and certain of its subsidiaries as guarantors provided a first priority security interest in respect of all of the capital stock of the subsidiaries of DHX and the guarantors and all present and after-acquired real and personal property of DHX and the guarantors in favour of the lender as security for the Credit Facilities. The Term Facility will mature four years from the closing date of the Credit Facilities and is subject to annual amortization payments (as a percentage of the initial amount of the Term Facility) of (i) 7% in 2013, (ii) 8% in 2014, (iii) 12% in 2015 and (iv) 13% in 2016, all payable in equal quarterly installments in each case with the balance payable in full on the maturity date. The Revolving Facility is payable in full on the maturity date of the Term Facility.

Capital Management

The Company’s objectives when managing capital are to provide an adequate return to shareholders, safeguard its assets, maintain a competitive cost structure and continue as a going concern in order to pursue the development, production, distribution, and licensing of its film and television properties.

To facilitate the management of its capital structure, the Company prepares annual expenditure operating budgets that are updated as necessary depending on various factors such as material acquisitions and including industry conditions and operating cash flow. The annual and updated budgets are reviewed by the board of directors.

The Company monitors capital using a number of financial ratios, specifically, as at March 31, 2014, under the new Credit Facilities, including but not limited to:

•	Leverage Ratio, defined as funded debt (the total of all obligations for borrowed money which bear interest or imputed interest (not including interim production financing), all capital lease obligations, and any contingent liabilities) (“Funded Debt”) to consolidated adjusted EBITDA (consolidated adjusted EBITDA (pro-forma last 12 months including DHX Cookie Jar and Ragdoll) less foreign exchange gains or losses on intercompany debt, production-related EBITDA and Cookie Jar acquisition costs); and

•	The Fixed Charge Ratio, defined as consolidated adjusted EBITDA less current income taxes and unfunded capital expenditures to fixed charges (consolidated interest expense and scheduled principal payments on Funded Debt).

The following table illustrates the financial ratios calculated on a rolling twelve-month basis as at:

	Measure targets	March 31, 2014
Leverage Ratio	< 3.0x	1.75x
Fixed Charge Ratio	> 1.5x	5.81x

 The Company is in compliance with these and all previous ratios.

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Contractual Obligations5

As of March 31, 2014

Payments Due by Period
(All amounts are in thousands)	Total	Fiscal 2014	Fiscal 2015-2016	Fiscal 2017-2018	After Fiscal 2019
	$	$	$	$	$
Bank indebtedness (1)	3,133	3,133	-	-	-
Capital lease for equipment (2)	673	79	485	89	20
Long-term debt payments (principal and interest) (3)	79,095	2,150	23,214	53,731	-
Operating leases (4)	7,676	573	4,678	2,287	138
Total Contractual Obligations	90,577	5,935	28,377	56,107	158
(1)	Revolving Facility with a maximum amount of $20.0 million bearing implied interest based on Bankers Acceptances at 3.40%.
(2)	Pursuant to capital leases for video editing, leaseholds, and other office and production equipment, the obligations bear implied interest ranging from 4.0% to 9.8% and mature from January 2014 to February 2017. Principal balances are included in note 9 to the unaudited interim condensed consolidated financial statements for the three and nine months ended March 31, 2014.
(3)	See note 9c to the unaudited interim condensed consolidated financial statements for the three and nine months ended March 31, 2014 for details.
(4)	Pursuant to operating leases. See note 15 to the unaudited interim condensed consolidated financial statements for the three and nine months ended March 31, 2014 for details.
(5)	Note: in addition to the totals above, the Company has interim production financing owing in the amount of $29,348 (see note 9b to the unaudited interim condensed consolidated financial statements for the three and nine months ended March 31, 2014 for further details).

Outlook

The Company’s March 31, 2014 balance sheet remains strong with approximately $30 million in cash on hand on the back of our October 2013 Offering, the proceeds of which are earmarked for the Family Channel acquisition. Management continues to focus on its core strengths of developing, producing, distributing its 10,000 half-hour library, and licensing the best possible quality Children’s and Family programs with goals of increasing cash flows from operations and profitability through existing production and distribution streams and emerging distribution including digital, music and M&L opportunities. The Company is committed to growing its content library annually by a goal of 1-2% (approximately 75-150 half-hours) organically and through acquisitions of third party titles.

Management’s Targets

Management targets the mid-point of the ranges that follow. The low-end represents contractual likely sales or Management’s conservative estimates for each revenue stream. For example, for production revenue, proprietary shows currently in production and contracted would fall in the low-end of the range and only be subject to delivery or scheduling risk. For distribution and M&L-owned, Management’s low-end estimate is based on the Company’s existing experience in executing and closing licensing deals and its ability to pull a reasonable amount of the potential sales through the pipeline. The high-end represents the likely upper boundary of additional possible licensing deals based on the taking a more aggressive view on the existing pipeline. These potential additional licensing deals are mostly not yet contracted.

Revenues

For 2014, DHX’s targets for production revenue (proprietary and producer and service fee) are as follows: $24-27 million and $20-22 million respectively.

For 2014, Management’s revised target is a range of $36-39 million for distribution (library) revenues, including the properties acquired from the Ragdoll acquisition.

For 2014, DHX’s revised target for M&L on owned brands (Yo Gabba Gabba!, Caillou, Richard Scarry’s Busy Town Mysteries, Johnny Test, and now including Teletubbies and In the Night Garden) including music and royalty revenue is $17-18.5 million.

For 2014, Management’s revised target is $11-12.5 million in revenues for M&L represented for CPLG. It is worth noting that because CPLG is a licensing agency, there is very little direct cost of goods sold (historically 5-15%) and the majority of the expenses against this category are SG&A and are included in DHX’s SG&A targets noted below.

For 2014, new media and other revenue is targeted in the range of $3-4 million including the property UMIGO.

For Q4 2014, in addition to the above targets, (due to seasonality of production revenue) Management is targeting additional revenues of $1-2 million for Epitome and EBITDA of $0.75-1.5 million.

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Gross Margins

For 2014, Management has revised its targets for gross margins for certain revenue categories. Gross margin ranges are as follows: 35-50% for proprietary production, 35-45% for producer and service fee, 60-70% for distribution, 55-70% for M&L-owned, and for music and royalty, 95-100% for M&L-represented, 20-30% for new media and other.

Operating Expenses (Income)

For Q4 2014, DHX expects quarterly cash SG&A to range from $8-9 million.

For full year Fiscal 2014, amortization for all categories and expense of acquired libraries for all categories (note: this is the amortization for below the line only and excludes expense of film and television and expense of book value of acquired libraries) and normalized development expense when considered together are expected to be in the range of $15-17.5 million. For full year Fiscal 2014, share-based compensation and other expenses (including acquisition costs) are expected to be in the following ranges respectively: $1.25-1.75 million and $2-3 million. For full year Fiscal 2014, finance expense is expected to range from $2.75-3.25 million, including $1-1.5 million related to the Ragdoll acquisition.

Yo Gabba Gabba! Live! Tour Schedule Update

As reported in DHX’s Q2 2014 MD&A, Management is in the planning stage of our newly designed Yo Gabba Gabba! Live! touring show with new content and a planned fall 2014 and winter 2015 tour. Expectations for Fiscal 2015 for the newly designed tour (including any holiday tour) are to play somewhere around 80-130 shows in multiple cities with a focus on increasing revenue and profitability 5-7% over 2013 levels.

Recent Transactions

Ragdoll Acquisition

On September 13, 2013, the Company completed the acquisition of Ragdoll from BBC Worldwide and a group, including the founder of Ragdoll, Anne Wood for GBP 17.4 million (approximately CAD $28.4 million) in cash, funded from a CAD $25 million expansion of DHX’s debt facilities and the balance from cash reserves, including its revolving line of credit. DHX Media expects the transaction to be accretive to net earnings per share for fiscal 2014.

Under the agreement, DHX Media obtained twelve series, including popular UK series The Adventures of Abney & Teal, BAFTA-winning Dipdap and Brum, in addition to 365 episodes of Teletubbies, 52 episodes of Teletubbies Everywhere and 100 episodes of In the Night Garden. Lauded for entertaining and educating generations of children around the globe, Ragdoll Worldwide’s flagship properties, Teletubbies and In the Night Garden, have achieved significant commercial success since inception through strong broadcast and licensing programs. Teletubbies has aired in over 120 countries and its enduring resonance with children is further underscored by the fact that its top five postings on YouTube have garnered a cumulative 286,000,000 views.

Ragdoll Worldwide was established as a joint venture in 2006 between BBC Worldwide, BBC’s commercial arm, and Anne Wood’s production company, Ragdoll Ltd. Anne Wood is one of the UK’s best-known and critically renowned children’s television producers. She was awarded a CBE in the 2000 Millennium Queen’s Honors List for her services to children’s broadcasting and is responsible for some of the world’s most recognized children’s programming creations.

October 2013 Offering

On October 29, 2013, the Company reached an agreement with a syndicate of underwriters led by Canaccord Genuity Corp. (“the Underwriters”) to purchase, on a bought deal basis, 9,725,000 common shares of the Company at a price of $3.60 per common share for aggregate gross proceeds of $35,010 (the “October 2013 Offering”). In addition, the Company granted to the Underwriters an over-allotment exercisable at any time up to 30 days after closing of the October 2013 Offering to acquire up to an additional 1,458,750 common shares of the Company at a price of $3.60 per common share. The October 2013 Offering, including full exercise of the overallotment, closed on November 21, 2013. DHX Media expects to use some of the net proceeds it receives from the October 2013 Offering for repayment of bank indebtedness as follows: (i) approximately $12 million for repayment of the Revolving Facility; and (ii) a currently estimated amount of approximately $10 million for repayment of the Term Facility. The balance of the net proceeds are to fund future potential acquisitions and for general corporate purposes.

Family Channel Acquisition

DHX Media entered into an agreement (the "Family Channel Agreement") with Bell Media Inc. ("Bell" or the "Vendor") on November 27, 2013 for the proposed acquisition (the "Family Channel Acquisition") of all the shares of 8504601 Canada Inc. ("New Family"), the corporation operating the English-language Category A pay television undertaking known as Family or Family Channel (the "Family Channel"), including its multiplex feed known as Disney Junior ("Disney Junior (English)"), the French-language Category B specialty television undertaking known as Disney Junior ("Disney Junior (French)"), and the English-language Category B specialty television undertaking known as Disney XD ("Disney XD") (together, the "Family Channel Business"). Bell is the registered owner of all of the issued and outstanding securities in the capital of New Family. The agreement provides that DHX Media will acquire all of the outstanding shares of New Family which holds substantially all of the assets and liabilities comprising the business of the Family Channel Business, on a debt-free basis, for consideration of $170 million, subject to customary closing adjustment.

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Concurrently with the Acquisition, and as a condition of the closing of the Acquisition, DHX Media plans to enter into a new network affiliation agreement with Bell or one of its affiliates (the "Bell Network Affiliation Agreement") for the carriage of Family Channel Business services, with a term ending December 31, 2018.

The Acquisition is subject to certain other conditions precedent, including approval of the Commissioner of Competition under the Competition Act (Canada) (the "Competition Act"), which was granted December 17, 2013, and Canadian Radiotelevision and Telecommunications Commission (the "CRTC") approval, as well as other customary closing conditions.

New Credit Facilities

Concurrently with the Family Channel Acquisition, DHX Media plans to enter into a new credit facility with a Canadian chartered bank that would replace the existing indebtedness of DHX Media, other than production-specific financing obtained by DHX Media's subsidiaries (the "Credit Financing"). DHX Media plans to finance the acquisition through a combination of existing cash on hand and the Credit Financing.

A commitment letter, fee letter and term sheet (collectively, the "Financing Commitment Agreement") were entered into between DHX Media, as borrower, and a Canadian chartered bank (the "Lender") on November 27, 2013 providing for fully underwritten senior secured credit facilities (the "New Credit Facilities") in an aggregate principal amount of up to $240 million. The New Credit Facilities consist of a term loan credit facility in the aggregate amount of up to $210 million (the "New Term Facility") and a revolving loan credit facility in the aggregate amount of up to $30 million (the "New Revolving Facility").

Summary of Key Family Channel Business Assets

The Family Channel Business carried on by New Family is one of Canada's largest and most prominent family and children's entertainment broadcast companies. The Business operates four Canadian children's television channels, Family Channel, Disney Junior (English) (which is a multiplex channel of Family Channel), Disney Junior (French), and Disney XD.

The Business procures content through an exclusive relationship with The Walt Disney Company ("Disney") as well as independent Canadian and international producers. Using this content, the Channels provide specialty and pay broadcast services to various Canadian cable and satellite television distributors (ie: broadcast distribution undertakings or "BDUs").

Family Channel and Disney Junior (English) are licensed as a pay television service and therefore derive revenues primarily through subscription fees earned by charging a monthly subscriber fee to BDUs. Disney XD has a specialty television license, which permits it to generate advertising revenues, as well as charging a subscription fee. Disney Jr. French also has a specialty television license, but because its target audience is 2-5 year olds, its advertising revenue is insignificant, so most of its revenues are from subscription fees.

In addition to linear television, the Channels also have multiplatform applications which allow for its content to be distributed across a number of platforms (including BDU, online, and mobile), both on-demand and streamed. All the services are available in high-definition. The primary target audience for these services consists of authenticated BDU subscribers, which avoids cannibalizing BDU-generated revenues.

Additionally, the Channels are supported by popular and robust web sites designed to engage viewers and support their loyalty to the brands. The sites feature games, short and long form video content, contests, music videos, and micro-sites of the most popular shows. Traffic to the sites is monetized through advertising and sales sponsorships. The services also are present on social media platforms including YouTube, Facebook and Twitter.

The Family Channel Business is headquartered in Toronto, Ontario and employs 85 people. New Family does not own any real estate. DHX Media has negotiated key terms of the Office Sublease, which DHX Media would enter into upon closing of the Acquisition. The Office Sublease would allow DHX Media to rent 8,000-15,000 square feet at New Family's existing office space in 181 Bay Street, Toronto, Ontario, on terms consistent with the head lease, for a term expiring April 30, 2015. Please see the Preliminary Short Form Prospectus dated December 18, 2013, which can be found on www.sedar.com or www.dhxmedia.com for further details.

In accordance with the terms of the Family Channel Agreement, the Company made an application to the CRTC for approval of the Acquisition on December 24, 2013 (the “Application”). The Application is presently under consideration by the CRTC. In the event the CRTC approval is not obtained within one year from the date of the Family Channel Agreement (the “Outside Date”), either party may terminate the Family Channel Agreement, provided however, that Bell may postpone the outside date by thirty days if it reasonably believes that the CRTC approval is reasonably capable of being obtained.

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The CRTC published Broadcasting Notice of Consultation 2014-162 on April 3, 2014 requesting the submission of interventions, comments and answers no later than May 8, 2014. The application is therefore expected to close on May 18, 2014 and, in accordance with the service standards of the CRTC, a decision is expected within sixty days, though the timing of such a decision is at the sole discretion of the CRTC.

Epitome Pictures Acquisition

On April 3, 2014, the company acquired the Epitome group of companies (“Epitome”), producer of Degrassi, the international hit teen-drama series, and other youth-oriented properties. The purchase price is approximately $33 million, inclusive of excess cash in Epitome at closing which will be determined as a post-closing adjustment, payable as to approximately $19.5 million from cash on hand and the remainder through the issuance of 2,915,263 DHX shares. The shares are subject to a six month lock-up agreement. DHX expects the transaction to be accretive to net earnings per share for fiscal 2015.

The transaction includes a library of 469 half-hours across five series in the Degrassi franchise and Epitome Studios Inc., which owns a 98,400 square foot studio on a 4.3 acre site in Toronto. In addition to shows in the Degrassi franchise, with this transaction DHX adds to its library 19 one-hour episodes of the dramatic series The L.A. Complex; 52 half-hour episodes of the dramatic series Instant Star; 47 one-hour episodes of the dramatic series Riverdale; and 28 half-hour episodes of the dramatic series Liberty Street. Stephen Stohn will remain the President of Epitome and he and Linda Schuyler (Degrassi co-creator) will carry on as Executive Producers of all current productions. The Epitome team also has new productions in development that they will continue to foster, in conjunction with DHX Media. Epitome is presently focused on the fourteenth season of Degrassi: The Next Generation, now in production of 28 episodes for MTV in Canada and TeenNick in the United States.

Seasonality

Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.

The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s recent diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from period-to-period.

Critical Accounting Estimates

The preparation of the financial statements in conformity with IFRS requires Management to make estimates, judgements, and assumptions that Management believes are reasonable based upon the information available. These estimates, judgements, and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year or period. Actual results can differ from those estimates (refer to page 2 of this MD&A for more information regarding forward-looking information). For a discussion of all of the Company’s accounting policies, refer to note 3 of the audited consolidated financial statements for the years ended June 30, 2013 and 2012 on www.sedar.com or DHX’s website at www.dhxmedia.com.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash, restricted cash, short-term investments, amounts receivable, long-term amounts receivable, long-term investment, bank indebtedness, interim production financing, accounts payable and accrued liabilities, long-term debt and obligations under capital leases, and other liability. The Company, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: credit risk, interest rate risk, liquidity risk, and currency risk. Management monitors risk levels and reviews risk management activities as they determine to be necessary.

Credit Risk

Credit risk arises from cash, restricted cash, short-term investments and deposits, as well as credit exposure to customers, including outstanding receivables. The Company manages credit risk on cash, restricted cash and short-term investments by ensuring that the counterparties are banks, governments and government agencies with high credit ratings.

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The balance of trade amounts receivable are mainly with Canadian broadcasters and large international distribution companies. Management believes that the net amounts recorded are fully collectible. Management manages credit risk by regularly reviewing aged accounts receivables and appropriate credit analysis. The Company has booked an allowance for doubtful accounts of approximately 2% against the gross amounts for certain trade amounts receivable and management believes that the net amount of trade amounts receivable is fully collectible.

Interest Rate Risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates as its interim production financing, certain long-term debt, and a portion of cash bear interest at floating rates. A 1% fluctuation would have an approximate $0.90-1.10 million effect on annual net income (loss).

Liquidity Risk

The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of capital leases and revolving credit facilities (see note 13 of the audited consolidated financial statements for June 30, 2013 for further details). As at March 31, 2014, the Company had cash and restricted cash on hand of $30.31 million (June 30, 2013 - $13.92 million).

Currency Risk

The Company’s activities which expose it to currency risk involve the holding of foreign currencies as well as incurring production costs and earning revenues that are denominated in foreign currencies. For every 1% change in the USD, GBP, or Euros exchange rate versus the Canadian dollar would be less than a $0.30 million impact on net income (loss) and minimal effect on balance sheet items.

Risk Assessment

The following are the specific and general risks that could affect the Company that each reader should carefully consider. Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate will be material, may impair the Company’s business operations and its operating results and as a result could materially impact its business, results of operations, prospects, and financial condition. These specific and general risks are as follows: risks related to the nature of the entertainment industry, risks related to television and film industries, risks related to doing business internationally, loss of Canadian status, competition, limited ability to exploit film and television content library, protecting and defending against intellectual property claims, fluctuating results of operations, raising additional capital, concentration risk, reliance on key personnel, market share price fluctuations, risks associated with acquisitions and joint ventures, potential for budget overruns and other production risks, management estimates in revenues and earnings, stoppage of incentive programs, financial risks resulting from the Company’s capital requirements, government incentive program, change in regulatory environment, litigation, technological change, labour relations, and exchanges rates. For further details see “Risk Factors” contained in the Company’s 2013 annual MD&A on www.sedar.com or DHX’s website at www.dhxmedia.com.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information is gathered and reported to senior management to permit timely decisions regarding public disclosure and to provide reasonable assurance that the information required to be disclosed in reports that are filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules.

The CEO and the CFO have also designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

In its annual filings dated September 23, 2013, the CEO and the CFO, after evaluating the effectiveness of the Company’s disclosure controls and procedures, and internal control over financial reporting, concluded that as at June 30, 2013, both the Company’s disclosure controls and procedures, and internal control over financial reporting were operating effectively. It should be noted that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected.

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There were no changes in internal controls over financial reporting during the three months ended March 31, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Use of Non-GAAP Financial Measures

In addition to the results reported in accordance with IFRS or GAAP, the Company uses various non-GAAP financial measures, which are not recognized under IFRS or GAAP, as supplemental indicators of our operating performance and financial position. These non-GAAP financial measures are provided to enhance the user’s understanding of our historical and current financial performance and our prospects for the future. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of our core operating results and ongoing operations and provide a more consistent basis for comparison between periods. The following discussion explains the Company’s use of EBITDA, Adjusted EBITDA, Gross Margin, and Adjusted Operating Activities as measures of performance.

“EBITDA” means earnings (loss) before interest, taxes, depreciation, amortization, share-based compensation expense, finance expense (income), share of loss of associates, development expense, and impairment of certain investments in film and television programs; and “Adjusted EBITDA” also includes adjustments for other non-recurring charges. Amortization includes amortization of P&E, expense of acquired libraries, and intangible assets. EBITDA and Adjusted EBITDA are not earnings measures recognized by GAAP and do not have a standardized meaning prescribed by GAAP. Therefore, EBITDA and Adjusted EBITDA may not be comparable to similar measures presented by other issuers. Management believes EBITDA and Adjusted EBITDA to be meaningful indicators of our performance that provides useful information to investors regarding our financial condition and results of operation.

“Gross Margin” means revenue less direct production costs and expense of film and television programs produced and new for Q2 2013 onward, less expense of the book value of the acquired libraries. Gross Margin is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP. Therefore, Gross Margin may not be comparable to similar measures presented by other issuers.

“Normalized Net Income” is a non-GAAP financial measure of net income adjusted for non-recurring charges (net of tax effect) (including CJ Charges, Epitome, and Ragdoll acquisition charges), as in Management’s opinion, this measure provides a more accurate indicator of our performance had these non-recurring charges not been incurred. Normalized Net Income allows investors to compare performance from operations from period to period and is a useful tool in assessing our financial condition and results of operations.

“Adjusted Operating Activities” is a non-GAAP financial measure of cash inflows and outflows from operating activities adjusted for increases and decreases in interim production financing, bank indebtedness, and non-recurring charges (including CJ Charges, Epitome, and Ragdoll acquisition charges), as in Management’s opinion, these are also an integral part of determining cash flows from operations. Adjusted Operating Activities is one of the key cash flow measurement tools used by Management in assessing cash flow performance.

A reconciliation of historical results to EBITDA and Adjusted EBITDA is presented on the next page.

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Reconciliation of Historical Results to EBITDA and Adjusted EBITDA

EBITDA and Adjusted EBITDA are not recognized earnings measures under GAAP and do not have standardized meanings prescribed by GAAP. Therefore EBITDA and Adjusted EBITDA may not be comparable to similar measures presented by other companies or issuers. Investors are cautioned that EBITDA and Adjusted EBITDA should not be construed as alternatives to net income or loss determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operating, investing, and financing activities as a measure of liquidity and cash flows. The following table reconciles income (loss) before income taxes, EBITDA and Adjusted EBITDA, and Gross Margin, based on the unaudited interim condensed consolidated financial statements for the three and nine months ended March 31, 2014 and 2013 of the Company found on www.sedar.com and www.dhxmedia.com. For further description see “Use of Non-GAAP Financial Measures” elsewhere in this MD&A.

The operating results for any period should not be relied upon as an indication of results for any future period.

			Nine Months	Nine Months
	Q3-2014	Q3-2013	2014	2013
	($000)	($000)	($000)	($000)
Income before income taxes for the period	2,097	1,627	9,566	2,148
Finance expense, net	287	1,303	1,459	1,882
Realized net loss short term investment	-	(1,080)	-	(1,051)
Share of loss of associates	-	91	-	172
Amortization[2]	5,698	2,226	11,554	4,794
Write-down of certain investment in film and television programs	-	-	190	-
Development and other expenses	13	-	59	277
Share-based compensation expense[3]	219	255	1,158	591
EBITDA[1]	8,314	4,422	23,986	8,813
Other adjustments [4]	1,112	2,792	2,852	7,122
Adjusted EBITDA [1,3,4]	9,426	7,214	26,838	15,935
Selling, general and administrative, net of share-based compensation expense[3] and other one-time adjustments[4]	8,060	7,199	23,732	17,886
Gross Margin[1]	17,486	14,413	50,570	33,821

1Certain of the comparative Non-GAAP Financial Measures (“NGFM”) are adjusted for all necessary adjustments, consisting of normal recurring adjustments and any changes in the current definition of NGFM (see “Use of Non-GAAP Financial Measures” section of this MD&A for further details).

2Amortization is made up of amortization of P&E and intangibles and the portion of expense of acquired library that relates to the amortization of the purchase accounting bump to fair value for all acquired libraries. These add backs were as follows: for Q3 2014 $1.55 million and $4.15 million respectively (Q3 2013-$1.42 million and $0.81 million) and Nine Months 2014 $4.37 million and $7.19 million respectively (Nine Months 2013-$3.31 million and $1.49 million respectively).

3Share-based compensation for three and nine months ended March 31, 2013 was $0.22 million and $1.16 million respectively (March 31, 2012-$0.26 million and $0.59 million), and includes a one-time adjustment of nil and nil (March 31, 2012-nil and $0.39 million) for the fair value of the conditional warrants granted for the Cookie Jar acquisition to consultants of the Company and has been included in other non-recurring adjustments in note 4.

4Non-recurring adjustments noted herein relating to the Ragdoll, Epitome, and Family Channel acquisitions for Q3 2014 consisting of $0.35 million of acquisition costs (Nine Months 2014-$2.09 million) (Q3 2013-$0.35 million and Nine months 2013-$1.72 million for Cookie Jar acquisition costs), nil for severance costs (Nine Months 2014-nil) (Q3 2013-$1.51 million and Nine Months 2013-$3.51 million), $0.76 million (Nine Months 2014-$0.76 million) related to non-recurring write off of development contracts (Q3 2013-$0.93 million and Nine Months 2013-$1.50 million) and no amounts for warrant expense (Q3 2013-nil and Nine Months 2013-$0.39 million) have been added back to get to Adjusted EBITDA as Management believes Adjusted EBITDA to be a more meaningful indicator of operating performance.

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DHX MEDIA LTD.

Q3 2014

Supplemental Information

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1. Summary of securities issued and options and warrants granted during the three months ended March 31, 2014 (expressed in thousands of Canadian dollars, except for shares and amounts per share)

a.	Summary of securities issued

	Number of
	Common	Value
	Shares	$
Balance at June 30, 2013	102,465,046	151,275

Shares issued as part of employee share purchase plan	4,647	14
Options exercised	470,000	774
Balance at September 30, 2013	102,939,693	152,063

Shares issued as part of employee share purchase plan	3,956	16
Shares issued under dividend reinvestment plan	4,676	26
Options exercised	790,000	855
Warrants exercised	900,000	1,058
Shares issued for cash consideration, net of tax effected costs	11,183,750	37,786
Balance at December 31, 2013	115,822,075	191,804

Shares issued as part of employee share purchase plan	4,743	24
Shares issued under dividend reinvestment plan	11,178	53
Options exercised net of share issuance cost adjustment of (215)	646,250	763
Warrants exercised	100,000	117
Balance at March 31, 2014	116,584,246	192,761

b.	Summary of options and warrants

	Number of	Weighted-average
Options	Options	exercise price

Balance at June 30, 2013	5,726,250	$1.22
Options granted to employees	350,000	$3.15
Options exercised	(470,000)	$1.10
Balance at September 30, 2013	5,606,250	$1.28

Options granted to employees	345,000	$4.07
Options granted to an Officer-Stephen DeNure	250,000	$4.07
Options granted to a Director-Rob Sobey	100,000	$4.07
Options granted to a Director-J. William Ritchie	100,000	$4.07
Options granted to a Director-Sir Graham Day	100,000	$4.07
Options granted to a Director-Don Wright	100,000	$4.07
Options exercised	(790,000)	$0.72
Options forfeited	(112,500)	$0.87
Balance at December 31, 2013	5,698,750	$1.92

Options exercised	(646,250)	$1.04
Balance at March 31, 2014	5,052,500	$2.07

	Number of	Weighted-average
Warrants	Warrants	exercise price

Balance at June 30, 2013 and September 30, 2013	1,000,000	$0.78
Warrants exercised	(900,000)	0.78
Balance at December 31, 2013	100,000	$0.78

Warrants exercised	(100,000)	0.78
Balance at March 31, 2014	-	-

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c.	Summary of securities as at the end of the reporting period

i.	Authorized share capital

Unlimited common shares without nominal or par value;

100,000,000 preferred variable voting shares, redeemable at the option of the Company at any time at a millionth of a cent per share, no entitlement to dividends, voting.

ii.	Shares outstanding and recorded value

116,584,246 common shares at a recorded value of $192,761;

100,000,000 preferred variable voting shares at a recorded value of nil.

iii.	Description of options and warrants

See note 15(f) and 15(g) of the audited consolidated financial statements for the years ended June 30, 2013 and June 30, 2012 and note 10(b) and 10(c) of the unaudited interim condensed consolidated financial statements for the period ended March 31, 2014.

2.	Directors and officers as at March 31, 2014

Directors
Sir Graham Day (1) (2) (3) (4)	Lead Director of DHX, Chair of Governance Committee
Michael Donovan (1)	Director
Michael Hirsh	Executive Chairman, Director
J. William Ritchie (2) (3) (4)	Director
Robert Sobey (3)	Director, Chair of the Compensation Committee
Donald Wright (2) (3) (4)	Director, Chair of Audit Committee

Officers
Michael Donovan	CEO
Dana Landry	CFO
Steven DeNure	President and COO
Mark Gosine	EVP, Legal Affairs, Secretary and General Counsel
David Regan	EVP, Corporate Development & Investor Relations

(1)	Member of the Production Financing Committee
(2)	Member of the Audit Committee
(3)	Member of the Compensation Committee
(4)	Member of the Nominating and Governance Committee

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